January 16, 2013


Mrs. Tiffany Piland
Attorney, Division of Corporation Finance
U.S. Securities and Exchange Commission

	Re: Hull Energy, Inc.
	Delinquent filings in reference to: Form 8-k Filed 10/5/12
	File No. 033-30158-A
-AND-
	RE: Hull Energy Inc.
	Form 15 filed 12/26/12
	File No. 033-30158-A

Dear Mrs. Piland,

I am in receipt of your notices dated January 11, 2013 & January 14, 2013 regarding delinquent filings and Hulls Form 15. As discussed, HULL filed a 1:10 reverse stock split which should have brought the number of shareholders in HULL common stock under 500 shareholders therefore allowing HULL to file the Form 15. The initial reverse did not have the desired effect as it was not filed as a cash-in-lieu reverse therefore not bringing the shareholders of record under 500 and thus, making HULL not eligible to file the Form 15. The company is in the process of amending the reverse to include a cash-in-lieu option which will, once in effect, reduce our shareholders of record to fewer than 500. At which time HULL will be eligible to file the Form 15 which should result in the companys ability to opt out of its reporting and filing obligations.
	I respectfully request an extension through February 15, 2013 to complete this amendment on the reverse which should clear up both issues referenced above. If there is any additional information or assurance you would like in order to grant me the required time I will be happy to provide.

Sincerely,
/s/Jeffrey M. Canouse
Jeffrey M. Canouse
CEO
Hull Energy, Inc.